

SECTION 36, TOWNSHIP 23 NORTH, RANGE 11 WEST

WEBSTER PARISH, LOUISIANA #192865





25 30
36 31
C C Gish
D L GISH, Ls.
C C Gish
Paul Slack
Paul D. Slack, Est.
D. L. GISH, Ls
Blacktop Road
1982'
1105'
Loc No 1
Poole
BRONCO RESOURCES, INC., Ls.
J W Rhymes
Small Tracts
J. A. Rice
W Carter
Horace Morgan
36
31
Small Tracts
T23N R11W
T23N R10W
W. A. Slack, etal
Small Tracts
W. A. Slack, etal
John F Wallace
Pharr
36 31
1 6

PLAT SHOWING LOCATION

BRONCO RESOURCES, INC. —————— PERKINS No. 1

Located 1982 ft. from the North line and 1105 ft. from the East line of Section 36 Township 23 North, Range 11 West, Webster Parish, Louisiana.

STATE OF LOUISIANA — MARVIN T. KENT — REGISTER NO. 318 — REGISTERED PROFESSIONAL LAND SURVEYOR

I HEREBY CERTIFY THAT THE ABOVE PLAT CORRECTLY REFLECTS THIS LOCATION AS STAKED ON THE GROUND.

Ground Elevation No. 1 ± 261.7 ft.

360/8 DATE: June 28, 1984 SCALE: 1" = 800'

MARVIN T. KENT
REG. LAND SURVEYOR, LA. REG NO 318
PHONE 425-7975, SHREVEPORT, LA.